Management's Discussion and Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

Cautionary Note
Forward-Looking Information
This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, business operations and financial performance and condition. Forward-looking statements relate, but are not limited, to: the planned exploration, development and mining activities and expenditures of the Company, including estimated production, cash costs, all-in sustaining costs and capital expenditures; the estimation, realization and growth of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Company's projects; magnitude or quality of mineral deposits; anticipated advancement, timing and results of permitting for the Company's projects; benefits of non-GAAP measures; anticipated advancement of the Company's projects and future exploration prospects; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; and future growth potential of the Company's projects. Forward-looking statements are often identified by the use of words such as “may”, “will”, “could”, “would”, “anticipate”, ‘believe”, “expect”, “intend”, “potential”, “estimate”, “budget”, “scheduled”, “plans”, “planned”, “forecasts”, “goals” and similar expressions.
Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's abilities to complete its planned exploration and development programs; the absence of adverse conditions at the Company's projects; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This list in not exhaustive of the factors that may affect any of the Company's forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions and have attempted to identify important factors that could cause actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form dated March 24, 2026 for the fiscal year ended December 31, 2025, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and on the EDGAR issuer profile for the Company at www.sec.gov.
Investors are cautioned not to put undue reliance on forward-looking statements. The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
Cautionary Note to U.S. Investors
This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule of the Canadian Securities Administrators which establishes

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource and reserve information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.
Qualified Person
The scientific and technical information contained in this MD&A has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

1. Introduction
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Integra Resources Corp. (“Integra”, “we”, “our” or the “Company”), our liquidity, capital resources, and operational and financial performance as at, and for the three months ended March 31, 2026, in comparison to the corresponding prior-year periods.
This MD&A should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and notes (the "Financial Statements"), prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), for the three months ended March 31, 2026. Integra's material accounting policies are set out in Note 3 of the 2025 Annual Financial Statements.
This MD&A should also be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2025 (the “2025 Annual Financial Statements”), related annual MD&A (the "2025 Annual MD&A"), Form 40-F/Annual Information Form, and other continuous disclosure materials available on our website at www.Integraresources.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as applicable (for avoidance of doubt, unless specifically noted, no items from these or other websites mentioned in this MD&A are incorporated by reference).
All amounts in this MD&A and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2026 are presented in United States dollars (“USD”) unless identified otherwise.
The following are other abbreviations used throughout this MD&A: Au (gold), oz (ounces), gpt (grams per tonne), kt (kilotonne or thousands of tonnes), M tonnes (megatonnes or millions of tonnes), km (kilometres), and tpd (tonnes per day).
The effective date of this MD&A is May 11, 2026.
Non-GAAP Financial Measures
This MD&A refers to various non-GAAP measures which are used by the Company to manage and evaluate operating performance at the Company's Florida Canyon Mine and though widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS Accounting Standards, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for detailed descriptions and reconciliations of the following metrics to their most comparable GAAP equivalents:
•Average realized gold price
•Adjusted earnings & adjusted earnings per share
•Sustaining and non-sustaining capital expenditures
•Free cash flow & free cash flow per share (basic)
•Working capital
•Operating margin
•Operating cash flow before change in working capital & operating cash flow before change in working capital per share (basic)
•Operating cash flow per share (basic)
•Cash costs
•Mine-site all-in sustaining costs ("Mine-site AISC")
•All-in sustaining costs ("AISC")

2. Description of Business
Integra is a growing Canadian-based precious metals producer headquartered in Vancouver, BC and is focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western United States. The Company's principal focus includes operating its Florida Canyon mining operation ("Florida Canyon" or the "Florida Canyon Operation" or the "Florida Canyon Mine") and engaging in exploration and development of its two flagship development-stage heap leach projects: the past producing DeLamar Project ("DeLamar" or "DeLamar Project") in southwestern Idaho, and the Nevada North Project ("Nevada North" or "Nevada North Project") in western Nevada.

INTEGRA RESOURCES CORP.	5

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Integra has an ongoing initiative to increase its asset base by expanding current Mineral Resource and Reserve Estimates, acquiring, discovering and developing high value precious metal projects, and ultimately operating multiple precious metals mines in the Americas. The Company's common shares are listed on the TSX Venture Exchange (the "TSX-V") under the symbol "ITR" and on the NYSE American under the symbol "ITRG". The Company's warrants trade on the TSX-V under the symbol "ITR.WT".

3. Highlights
The following highlights refer to adjusted earnings, free cash flow, cash costs, AISC, operating cash flow before changes in working capital, and operating margin which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A.
Q1 2026
•Mined 3.0M tonnes of ore and 3.9M tonnes of waste at a strip ratio of 1.30 at the Florida Canyon Mine for Q1 2026. As a result, ore mining rates were 33,421 tpd and total tonnes mined were 76,800 tpd, a record for the mine.
•In Q1 2026, Florida Canyon produced 12,635 gold ounces and sold 12,518 gold ounces at a record average realized price of $4,854 per gold ounce.
•Quarterly revenue of $61.7 million in Q1 2026, compared to revenue of $57.0 million in Q1 2025.
•Mine operating earnings of $24.9 million in Q1 2026 compared to $15.5 million in Q1 2025. Operating margin of 40% in Q1 2026 was improved from the 27% operating margin recorded in Q1 2025.
•Q1 2026 adjusted earnings of $12.9 million, or $0.07 per share, compared to $4.4 million, or $0.03 per share in Q1 2025. Adjustments were largely related to unrealized gains associated with the bullion contracts, losses on the disposal of mineral properties, plant, and equipment, and deferred tax expenses.
•Q1 2026 net earnings of $12.5 million, or $0.06 earnings per share improved from the net earnings of $1.0 million, or $0.01 earnings per share recorded in Q1 2025.
•Cash costs averaged $2,422 per gold ounce and Mine-site AISC averaged $3,310 per gold ounce in Q1 2026, both impacted by lower gold ounces sold, higher royalties and excise taxes on gold sales from higher than planned metal prices, and increased diesel prices.
•Operating cash flow of $13.8 million decreased from $15.7 million in Q1 2025, largely due to a $12.1 million increase in cash used for working capital, largely inventory buildups, partially offset by stronger mine operating earnings supported by higher metal prices.
•Free cash flow was $3.0 million, or $0.02 per share, for Q1 2026.
•Cash and cash equivalents of $105.8 million at March 31, 2026, an increase from $63.1 million at December 31, 2025 and benefitting from the $57.5 million bought deal public offering completed during the quarter.
•The Company commissioned six new Caterpillar 785 haul trucks during the quarter, materially enhancing mining capacity and supporting higher sustained mining rates going forward.
•The Company raised gross proceeds of $61.6 million ($57.5 million net of underwriting commissions and issuance costs of $4.1 million), through a bought deal public offering in Q1 2026 significantly strengthening the Company’s balance sheet and funding near-term growth initiatives at the DeLamar Project (the “DeLamar Project” or “DeLamar”). Net proceeds are expected to be used to commence pre-production expenditures at the DeLamar Project and funded the $12.5 million acquisition of a strategic land position near the DeLamar Project.
•Continued advancement of the resource growth drilling program at Florida Canyon in Q1 2026. The drilling program marks the first phase of a multi-year growth strategy designed to expand mineral reserves and resources. The Florida Canyon technical report is on track and expected to be released in the third quarter of 2026.
•Continued engagement with stakeholders across Nevada, Idaho, and Oregon, including local communities, civic and non-profit organizations, government officials, and Tribal nations.
•The Company filed its Feasibility Study Technical Report ("FS") for the DeLamar Project on February 2, 2026, with an effective date December 8, 2025. The FS for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return.

INTEGRA RESOURCES CORP.	6

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

4. Guidance
Based on year-to-date performance and expected results for the remainder of the year, Integra remains on track to achieve its 2026 guidance as outlined in the Company’s press release dated February 23, 2026, and provides the following update on mine production and operating costs.
With the expectation that the Company will maintain its ounce production guidance, the Company anticipates meeting 2026 annual cost guidance, however there remains pressure from elevated consumable prices and higher royalties. The royalty and excise tax component will continue to vary with realized gold prices relative to the $3,800/oz assumption; a $100 per ounce change in the gold price is estimated to result in approximately a $7 change per ounce.
Mine Production
Gold production from the Florida Canyon Mine was 12,635 ounces of gold reflecting temporary constraints with deferred ounces of gold expected to be recovered over the balance of the year. The Company mined a record 3.0M tonnes of ore and 3.9M tonnes of waste for a total of 6.9M tonnes, with a strip ratio of 1.30.
Operating costs
The Company’s Florida Canyon Mine reported Q1 2026 cash costs of $2,422 per ounce and Mine-site AISC of $3,310 per ounce, with both measures above the upper range of guidance. Full year guidance was $1,900 to $2,100 per ounce for cash costs and $2,750 to $2,950 per ounce for Mine-site AISC. This increase is primarily due lower gold ounces sold, higher royalties and excise taxes realized in higher gold prices than planned and an increase in diesel prices.

5. Health, Safety and Environment
Integra experienced zero fatalities and zero lost time incidents in Q1 2026. Zero MSHA-reportable injuries occurred at Florida Canyon in Q1 2026. The 2026, year to date total recordable incident frequency rate ("TRIFR") at Florida Canyon was zero compared to 1.79 for 2025.
Integra recorded zero quarterly or immediately reportable spills and 2 minor reportable permit noncompliances for the quarter.

INTEGRA RESOURCES CORP.	7

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

6. Operating Performance
The following operating performance refers to adjusted earnings, adjusted earnings per share (basic), operating cash flow per share (basic), free cash flow, free cash flow per share (basic), cash costs, and AISC which are described in more detail in section "10. Non-GAAP Financial Measures" of this MD&A:

		Three months ended March 31,
OPERATIONAL	Unit	2026	2025
Ore mined	kt	3,008	3,021
Waste mined	kt	3,902	1,799
Total Mined	kt	6,910	4,820

Crushed ore to pad	kt	1,784	1,764
Run of mine ore to pad	kt	1,074	1,199
Total placed	kt	2,858	2,963

Strip ratio	waste/ore	1.30	0.60
Ore mined/day	tpd	33,421	33,572
Total mined/day	tpd	76,772	53,555

Gold
Average grade	gpt	0.19	0.23
Recovery	%	59.9%	60.4%
Produced	oz	12,635	19,323
Sold	oz	12,518	19,540

		Three months ended March 31,
FINANCIAL	Unit	2026	2025
Revenue	$ millions	$61.7	$57.0
Cost of sales	$ millions	$(36.9)	$(41.5)
Mine operating earnings	$ millions	$24.9	$15.5
Earnings for the period	$ millions	$12.5	$1.0
Earnings per share (basic)	$/share	$0.06	$0.01
Adjusted earnings for the period	$ millions	$12.9	$4.4
Adjusted earnings per share (basic)	$ millions	$0.07	$0.03
Operating cash flow	$ millions	$13.8	$15.7
Operating cash flow per share (basic)	$/share	$0.07	$0.09
Free cash flow	$ millions	$3.0	$9.7
Free cash flow per share (basic)	$/share	$0.02	$0.06
Cash costs	$/oz sold	$2,422	$2,016
Mine-site AISC	$/oz sold	$3,310	$2,342

		March 31, 2026	December 31, 2025
Cash and cash equivalents	$ millions	$105.8	$63.1
Mine
In Q1 2026, the Company mined 3.0M tonnes of ore from its open pit operations at Florida Canyon, consistent with tonnes mined in Q1 2025. The Company also mined 3.9M tonnes of waste in Q1 2026 in line with plan, resulting in a strip ratio of 1.30, up from 1.8M tonnes of waste and a strip ratio of 0.60 in Q1 2025. The higher strip ratio in Q1 2026 results from the Company’s stated commitment of reinvestment through increased capitalized waste stripping and ramping up new mining areas, as outlined in its 2026 guidance.

INTEGRA RESOURCES CORP.	8

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Mining activities at Florida Canyon during the first quarter 2026 increased significantly, achieving a record mining rate of 76,800 total tonnes per day and positioning the operation to deliver improved operational flexibility and production consistency in future quarters. This increase was driven by the addition of the six Caterpillar 785 haul trucks commissioned during the quarter, completing the expansion of the fleet since 2025 to include eight Caterpillar 785 haul trucks, one Caterpillar 992HL loader and one Hitachi EX3600 front shovel. With increased haulage capacity and an enhanced mining fleet, the operation is better equipped to manage the historical waste stripping inherited from prior operators.
The Company expects production to trend higher through the balance of 2026 as mining rates remain elevated and leach pad performance continues to normalize.
Production
In Q1 2026, the Company produced 12,635 ounces of gold, compared to 19,323 ounces in Q1 2025. Approximately 3,000 ounces were deferred from current quarter production due to temporarily reduced solution flow rates to a specific Phase II leach pad cell. The cell contains fine ore from the newly opened N2 pit, and a blending strategy has been developed to maintain nominal leach rates for this fine material. With this approach, together with the ramp up of the Phase IIIB leach pad, the Company expects to meet its annual gold production guidance of 70,000 to 75,000 ounces, with the majority of deferred first quarter ounces expected to be recovered through ongoing leaching over the remainder of 2026.
Average gold process recoveries were 59.9% in Q1 2026 slightly less than the 60.4% recovery achieved in Q1 2025. Annual recoveries were in line with expectations.
Sustaining and Non-sustaining Capital
The first quarter of 2026 continued to mark a capital-intensive period across the Company’s portfolio of assets with several key activities during the quarter. These investments reflect a deliberate focus on de-risking the portfolio and positioning the Company for sustainable production growth.
In Q1 2026, the Company invested $10.8 million in sustaining capital, compared to $6.0 million in Q1 2025. This increase reflects the Company's reinvestment strategy through new equipment leases, increased capital stripping, and mobile equipment refurbishments. The Company expects increased investment in sustaining capital expenditures to continue into Q2.
The Company also invested $1.8 million in non-sustaining growth capital during the first quarter with no comparative amount in Q1 2025. This spending was primarily directed toward the growth-focused capital stripping and drilling programs at the Florida Canyon Mine discussed further in the Exploration section below, as well as equipment lease payments for the expanded fleet.
These expenditures are in line with the Company's 2026 Guidance.
Cash Costs and Mine-site AISC
Cash costs averaged $2,422 per gold ounce and Mine-site AISC averaged $3,310 per gold ounce in Q1 2026, both metrics were elevated, with cash costs above the Company's guidance range of $1,900 to $2,100 per ounce and mine-site AISC above the Company's guidance range of $2,750 to $2,950 per ounce due to lower gold ounces sold, higher royalties and excise taxes on gold sales from higher than planned metal prices, and increased diesel prices.
Royalties and excise taxes, which constitute a material component of cash costs and Mine-site AISC, are directly impacted by fluctuations in the gold price. The Company's guidance assumed an average gold price of $3,800 per ounces, and a $100 per ounce change in the gold price results in an estimated $7 change to both cash costs and Mine-site AISC.
Exploration
In Q1 2026, the Company completed 8,530 meters of its 42,500 meter 2026 growth focused drilling program at Florida Canyon. The 2026 program continues on the success of the 2025 program focusing on four key areas: (1) Resource development at the Florida Canyon Mine Property; (2) underexplored extensions of Florida Canyon Gold mineralization exploration (3) Standard Mine area targets; and (4) greenfield exploration targets. The program is specifically designed to support resource and reserve growth and extend mine life at Florida Canyon.
Program expenditures totaled $1.5 million in Q1 2026.

INTEGRA RESOURCES CORP.	9

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

7. Development Projects
Capital and exploration expenses
In Q1 2026, the Company incurred $4.0 million in exploration and development expenses, largely for engineering and permitting work at the DeLamar Project. In addition, the Company invested $17.7 million in mineral property, plant, and equipment at DeLamar, including $16.5 million in de-risking activities, of which $3.4 million related to an initial deposit to Idaho Power to begin planning work on upgrading the existing power infrastructure, and $12.5 million for the acquisition of a strategic land position near the DeLamar Project.
Permitting
Integra’s 2025 DeLamar Project Mine Plan of Operations ("MPO") Version 4.1 was determined to be administratively complete in August 2025, meeting the content requirements at 43 CFR 3809.401(b). Through the preparation of environmental resource modeling and completion of the FS, select project refinements have been incorporated to reduce potential environmental impacts. An optimized MPO Version 4.3 has been developed and was submitted to the United States Bureau of Land Management (the "BLM") on May 1, 2026. The MPO Version 4.3 is the project proposed action and will serve as the basis for BLM’s environmental review of the DeLamar Project under the National Environmental Policy Act ("NEPA"). Following the publishing of the Notice of Intent in Q2 2026, public and agency scoping will identify environmental concerns (issues) associated with project implementation. These issues will inform the development of potential alternatives. Environmental effects analysis of the DeLamar Project and a no action alternative will be issued in an Environmental Impact Statement ("EIS") . In the EIS and accompanying record of decision, anticipated in Q3 2027, the BLM will identify a preferred alternative and any required mitigation measures required for the DeLamar Project implementation. Following the NEPA process, a final revised MPO will be prepared that incorporates the preferred alternative and any identified mitigation measures. Once all applicable federal, state and local permits are obtained, the DeLamar Project will commence construction.
The DeLamar Project’s permitting timeline was posted to the FAST-41 project dashboard on January 13, 2026. The FAST-41 Transparency Project program is a federal permitting framework designed to streamline environmental reviews, improve interagency coordination, and increase transparency. Agencies must develop and maintain a coordinated, project-specific timetable for all required environmental review and permitting actions. Integra will be designated a dedicated project advisor from the Permitting Council, who will monitor the advancement of the project – maintaining active engagement and coordination across multiple regulatory agencies. The Permitting Council provides high-level oversight to ensure that federal agencies adhere to established timetables. The DeLamar Project’s permitting timeline posted to the FAST-41 project dashboard highlights an accelerated 15 month NEPA schedule from start to finish.
The Company completed its FS for the DeLamar Project with an effective date December 8, 2025. The FS for DeLamar confirmed robust economics for a low-cost, large-scale, conventional open pit oxide heap leach operation, with competitive operating costs and a high rate of return. The FS outlines total production of 1.1 million ounces of gold equivalent (“AuEq”) over a 10-year operating mine life (plus two years of residual leaching), resulting in an average annual production profile of 106,000 ounces AuEq per annum at a co-product Mine-site AISC of $1,480 per ounce (“/oz”) AuEq. Initial capital cost are $389 million, including $38 million of owners’ cost, and sustaining capital of $305 million over the mine life. The DeLamar Project generates an after-tax net present value (“NPV5%”) of approximately $774 million with an after-tax internal rate of return (“IRR”) of 46% at base case gold and silver prices of $3,000/oz and $35/oz, respectively. After-tax NPV5% improves to approximately $1.9 billion and after-tax IRR to 97% using recent gold and silver prices of $4,500/oz and $65/oz, respectively.
During the quarter the Company also advanced the Nevada North Project, which consists of the Wildcat Deposit ("Wildcat") and the Mountain View Deposit ("Mountain View") (collectively, the "Nevada North Project" or "Nevada North"). A preliminary hydrogeological study completed at Wildcat in Q4 2025 provided preliminary data related to groundwater depth, flow direction and water quality. Additional hydrogeological data collection in 2026 will support the development of a hydrogeological conceptual site model ("HCSM") and further assessment of potential water management and supply issues impacting mining and reclamation planning. Decision record documentation for the Wildcat Exploration Plan of Operations ("EPO") is complete as of April 9, 2026, and the Reclamation Permit from Nevada Division of Environmental Protection ("NDEP") Bureau of Mining Regulation and Reclamation ("BMRR") was received on April 20, 2026, with an effective date of May 5, 2026. The Wildcat EPO, now fully approved, will provide greater flexibility for significantly expanded exploration and hydrogeological drilling campaigns scheduled to begin in Q2 2026.
At Mountain View, environmental analysis for the EPO is also complete, and the NDEP BMRR Reclamation Permit is anticipated in Q2 2026. Once fully approved and permitted, the Mountain View EPO will provide greater flexibility for

INTEGRA RESOURCES CORP.	10

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
significantly expanded exploration and drilling campaigns in the future. Integra expects to begin work on an updated technical report for Nevada North in 2026 with a target release date in early 2027.
External affairs activities for the quarter maintained broad stakeholder engagement, with the most frequent stakeholder categories including local residents, civic and non-profit organizations, government and elected officials, and Tribal Nations, totaling over 4,250 stakeholders engaged in Nevada, Idaho, and Oregon. Specific initiatives included workforce development planning, community wood-bank support, seasonal food-bank holiday drives, industry conferences, and Tribal Relationship Agreement implementation. Targeted engagement informing mine planning and design included regenerative grazing, park & ride location, reclamation planning, visual effects, Indigenous knowledge and cultural studies.

8. Financial Performance
Net earnings
During the three months ended March 31, 2026, net earnings were $12.5 million compared to net earnings of $1.0 million for the same period in 2025. The net earnings in Q1 2026 largely resulted from strong mine operating earnings supported by record average realized gold prices.
The table below summarizes the differences in net earnings for the three months ended March 31, 2026, compared to the corresponding period in 2025:

	Three months	Note
Net earnings, period ended March 31, 2025	$983
Revenue	4,699	1
Production costs, and royalties and excise taxes	7,021
Depreciation	(2,353)
Cost of sales	$4,668	2
Mine operating earnings	$9,367
Decreased derivative losses	3,380	3
Decreased other expense	2,090	4
Increased exploration and project expenses	(2,587)	5
Increased general and administrative expenses	(1,285)	6
Decreased interest and finance expense	348	7
Other	253
Net earnings, period ended March 31, 2026	$12,549
1)Revenue
In Q1 2026 the Company sold 12,518 ounces of gold at average realized prices of $4,854 per ounce of gold generating revenue of $61.7 million, compared to 19,540 ounces at average realized prices of $2,888 per ounce in Q1 2025, resulting in revenues of $57.0 million.
2)Cost of sales
In Q1 2026 cost of sales were $36.9 million, compared to $41.5 million in Q1 2025. This decrease is primarily driven by lower ounces sold in the quarter.
3)Derivative losses
In Q1 2026, derivative gains were $0.3 million, compared to $3.1 million of losses in Q1 2025. The gain in Q1 2026 is attributable to the Company's bullion put program, while losses in Q1 2025 were due to both the bullion put program and the revaluation of the conversion feature on the Convertible Facility.
4)Other expense
The Company recorded other expenses of $0.3 million in Q1 2026 compared to other expenses of $2.4 million in Q1 2025. The decrease is primarily due to $2.1 million of transaction and integration costs recognized in the comparable period with no amounts recognized in the current period.

INTEGRA RESOURCES CORP.	11

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
5)Exploration and project expenses
The Company recognized exploration and project expenses of $4.9 million in Q1 2026, an increase of $2.6 million compared to the $2.3 million expenses incurred in Q1 2025. The increase is primarily due to increased engineering and permitting work at the DeLamar Project.
6)General and administrative ("G&A") expenses
In Q1 2026 G&A expenses amounted to $3.5 million, an increase of $1.3 million compared to the $2.2 million recorded in Q1 2025. This increase was primarily driven by increased compensation costs and professional fees in the current period.
7)Interest and finance expense
The Company recognized interest and finance expense of $1.1 million in Q1 2026, a decrease of $0.3 million compared to the $1.5 million expense incurred in Q1 2025. This decrease is primarily attributed to debt interest expenses recognized in Q1 2025 with no amounts in the current period due to the conversion of the Convertible Facility during 2025, partially offset by increased lease interest expenses in the current year.
Statement of Cash Flows
1)Operating activities
Cash flows provided by operations in Q1 2026 totaled $13.8 million, a decrease of $1.9 million compared to the $15.7 million generated in Q1 2025. The primary driver of this decrease is related to a $12.1 million increase in cash used for working capital, largely driven by inventory buildups, partially offset by increased cash flow from improved mine operating earnings that benefited from higher metal prices.
2)Investing activities
In Q1 2026, $26.2 million in cash was used for investing activities, which is $22.3 million more than the cash outflow of $4.0 million recorded in Q1 2025. The primary factor behind this increase was a $22.6 million increase in investment for mineral property, plant, and equipment, including a $17.5m increase at the DeLamar Project, largely for de-risking activities which included $3.4 million related to an initial deposit to Idaho Power to begin planning work on upgrading the existing power infrastructure, and $12.5 million for the acquisition of a strategic land position near the DeLamar Project.
3)Financing activities
During the first quarter of 2026, financing activities resulted in a cash inflow of $55.2 million, whereas the same period in 2025 saw cash outflows totaling $2.8 million. This is mainly attributed to $57.5 million of net cash received from the bought deal public offering completed in February 2026, partially offset by $1.4 million of increased payments for new equipment leases at the Florida Canyon Mine, including an excavator, a loader, two haul trucks commissioned in 2025 and six haul trucks commissioned in Q1 2026.

9. Liquidity and Capital Position

Liquidity and Capital Measures	Mar 31, 2026	Dec 31, 2025	Change
Cash and cash equivalents	$105,814	$63,086	$42,728
Working capital (1)	$139,714	$92,907	$46,807
(1)Working capital, calculated as current assets less current liabilities, is a non-GAAP measure. Please refer to "10. Non-GAAP Financial Measures" section of the MD&A.
Liquidity and Capital Resources
The Company significantly strengthened its cash position in Q1 2026, primarily driven by a $61.6 million ($57.5 million net of underwriting commissions and issuance costs of $4.1 million) bought deal public offering in February 2026 and positive operating earnings from Florida Canyon. Proceeds from the offering are being used to fund pre-production expenditures at the DeLamar Project and funded the acquisition of a strategic land position near the DeLamar Project in February 2026. This strengthened financial position provides Integra with the flexibility to continue optimizing Florida Canyon while advancing DeLamar without compromising balance sheet discipline.

INTEGRA RESOURCES CORP.	12

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
For the period ended March 31, 2026, the Company’s working capital rose by $46.8 million. This improvement was largely attributable to a $42.7 million increase in cash, benefiting from the bought deal public offering and robust operational performance, the payment of $6.9 million in trade and other payables, the buildup of $4.8 million in inventories, partially offset by a buildup of $2.8 million in tax liabilities, and $2.4 million in current lease liabilities from new equipment.
To ensure alignment with its capital needs, the Company develops annual budgets. These budgets are regularly reviewed and incorporate estimated production, exploration efforts, financing availability, and industry conditions.
Outstanding Share, Option, RSU and DSU Amounts
As at March 31, 2026, the Company had approximately 4.3 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $1.04 to $8.85 and a weighted average life of 3.70 years. Approximately 1.8 million of the stock options were vested and exercisable at March 31, 2026, with an average weighted exercise price of CAD $2.19 per share. The Company also had 2.0 million RSUs, 1.0 million DSUs and 6.3 million warrants (exercisable for one common share of the Company with an exercise price of $1.20).
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at May 11, 2026
Common Shares	202,251,661
Options(1)	4,254,245
Restricted Share Units	2,020,261
Deferred Share Units	1,039,208
Warrants	6,262,201
215,827,576
(1)4,242,252 options are exercisable for one share and 256,950 options are exercisable for 0.0467 shares of the Company, respectively.

INTEGRA RESOURCES CORP.	13

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

10. Non-GAAP Financial Measures
Management believes that the following non-GAAP financial measures will enable certain investors to better evaluate the Company's performance, liquidity, and ability to generate cash flow. These measures do not have any standardized definition under IFRS Accounting Standards, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Other companies may calculate these measures differently.
Average realized gold price
Average realized gold price per ounce is calculated by dividing the Company’s gross revenue from gold sales for the relevant period by the gold ounces sold, respectively. The Company believes the measure is useful in understanding the gold prices realized by the Company throughout the period. The following table reconciles revenue and gold sold during the period with average realized prices:

	Three months ended March 31,
	2026	2025
Gold revenue	$60,757	$56,430
Gold ounces sold during the period	12,518	19,540
Average realized gold price (per oz sold)	$4,854	$2,888
Capital expenditures
Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure. Sustaining capital expenditures are those required to support current production levels. Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.
The following table reconciles payments at the Company's Florida Canyon mine for mineral properties, plant and equipment, and equipment leases to sustaining and non-sustaining capital expenditures:

	Three months ended March 31,
	2026	2025
Payments for mineral properties, plant and equipment	$8,976	$3,785
Payments for equipment leases	3,592	2,234
Total capital expenditures	12,568	6,019
Less: Non-sustaining capital expenditures	(1,788)	—
Sustaining capital expenditures	$10,780	$6,019
Free cash flow
Free cash flow, a non-GAAP financial metric, subtracts sustaining capital expenditures from net cash provided by operating activities, serving as a valuable indicator of our capacity to generate cash from operations post-sustaining capital investments. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended March 31,
	2026	2025
Operating cash flow	$13,798	$15,732
Less: sustaining capital expenditures	(10,780)	(6,019)
Free cash flow	$3,018	$9,713
Free cash flow per share (basic)	$0.02	$0.06
Weighted average shares outstanding (basic)	193,554	168,711

INTEGRA RESOURCES CORP.	14

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Working capital
Working capital is calculated as current assets less current liabilities. The Company uses this measure to assess its operational efficiency and short-term financial position.
Operating margin
Operating margin is calculated as mine operating earnings divided by revenue. The Company uses Operating Margin as a measure of the Company's profitability. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS Accounting Standard measure:

	Three months ended March 31,
	2026	2025
Revenue	$61,724	$57,025
Mine operating earnings	24,851	15,484
Operating margin	40%	27%
Operating cash flow before change in working capital
The Company uses operating cash flow before change in working capital to determine the Company’s ability to generate cash flow from operations, and it is calculated by adding back the change in working capital to operating cash flow as reported in the consolidated statements of cash flows.

	Three months ended March 31,
	2026	2025
Operating cash flow	$13,798	$15,732
Change in working capital	8,627	(3,432)
Operating cash flow before change in working capital	$22,425	$12,300
Operating cash flow per share (basic)	$0.07	$0.09
Operating cash flow before change in working capital per share (basic)	$0.12	$0.07
Weighted average shares outstanding (basic)	193,554	168,711

INTEGRA RESOURCES CORP.	15

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Cash costs and AISC
Cash costs are a non-GAAP financial metric which includes production costs, and royalties and excise taxes. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.
All-in sustaining costs, a non-GAAP financial measure, starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures. Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.
Cash costs and AISC are calculated as follows:

	Three months ended March 31,
	2026	2025
Production costs	$27,294	$34,482
Royalties and excise taxes	3,899	3,732
Fair value adjustment to production costs on sale of acquired inventories (1)	94	1,770
Less: Silver revenue	(967)	(595)
Total cash costs	30,320	39,389
Reclamation accretion expense	333	357
Sustaining capital expenditures	10,780	6,019
Mine-site AISC	$41,433	$45,765
General and administrative expenses	2,964	1,674
Share-based compensation	369	351
Total AISC	$44,766	$47,790
Gold ounces sold (oz)	12,518	19,540
Cash costs (per Au sold)	$2,422	$2,016
Mine-site AISC (per Au sold)	$3,310	$2,342
AISC (per Au sold)	$3,576	$2,446
(1)This amount reflects a non-cash adjustment to production costs from the sale of inventory that was recorded at fair value as part of the Florida Canyon Mine acquisition.

INTEGRA RESOURCES CORP.	16

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
Adjusted earnings
Adjusted earnings and adjusted basic earnings per share (collectively, "Adjusted Earnings") are presented to remove items that are unrelated to ongoing operations. These metrics do not have a standardized definition under IFRS Accounting Standards and should not be considered as a substitute for results prepared in accordance with IFRS Accounting Standards. Other companies may calculate Adjusted Earnings differently. Adjusted Earnings excludes the tax-effected impact of transaction and integration costs, unrealized gains and losses on foreign currency derivative contracts, gains or losses from the disposal of mineral properties, plant and equipment, and deferred taxes.

	Three months ended March 31,
	2026	2025
Net earnings	$12,549	$983
Increase (decrease) due to:
Transaction and integration costs	—	2,095
Fair value adjustment to production costs on sale of acquired inventories (1)	(94)	(1,770)
Unrealized (gains) losses on derivatives	(475)	3,083
Mineral properties, plant and equipment losses	311	36
Current tax effect from adjusting items	84	—
Deferred tax expense	516	7
Adjusted earnings	$12,891	4,434
Weighted average shares outstanding (in 000's) Basic	193,554	168,711
Adjusted basic earnings per share	$0.07	$0.03
(1)This non-cash adjustment to production costs for the three months ended March 31, 2026 and March 31, 2025, results from the fair value adjustment to inventories recognized upon the acquisition of the Florida Canyon Mine.

11. Quarterly Results
The following table sets out selected quarterly results over a period encompassing the most recently completed eight quarters. The most significant factors affecting results in the quarters presented were the Company's acquisition of the Florida Canyon Mine in Q4 2024.

	Quarter Ended
	Q1 2026	Q4 2025	Q3 2025	Q2 2025
Revenue	$61,724	$55,151	$70,678	$61,072
Mine operating earnings	$24,851	$25,269	$28,584	$25,210
(Loss) earnings for the period	$12,549	$(5,678)	$(8,190)	$10,642
(Loss) earnings per common share - basic	$0.06	$(0.03)	$(0.05)	$0.06
(Loss) earnings per common share - diluted	$0.06	$(0.03)	$(0.05)	$0.06
Adjusted earnings(1)	$12,891	$14,775	$16,266	$11,772
Adjusted earnings per share(1)	$0.07	$0.09	$0.10	$0.07

	Quarter Ended
	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Revenue	$57,025	$30,350	$-	$-
Mine operating earnings	$15,484	$5,374	$-	$-
Earnings (loss) for the period	$983	$9,530	$(6,761)	$(6,776)
Earnings (loss) per common share - basic	$0.01	$0.13	$(0.08)	$(0.07)
Earnings (loss) per common share - diluted	$0.01	$0.13	$(0.08)	$(0.07)
Adjusted earnings (loss)(1)	$4,434	$2,339	$(6,857)	$(6,662)
Adjusted earnings (loss) per share(1)	$0.03	$0.02	$(0.08)	$(0.08)
(1)Further information on these non-GAAP financial measures, including detailed reconciliations, is included in Section 10 of this MD&A.

INTEGRA RESOURCES CORP.	17

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)

12. Related Party Transactions
The Company’s related parties include its subsidiaries, and key management personnel, which primarily consists of short-term employee benefits and share-based compensation. There were no significant transactions with related parties outside of the ordinary course of business during the three months ended March 31, 2026.

13. Risks and Uncertainties
The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company’s exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.
Readers are advised to study and consider risk factors disclosed in the Company’s Annual Information Form for the fiscal year ended December 31, 2025, dated March 24, 2026 and available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca.

14. Material Accounting Policies, Standards and Judgements
The material accounting policies, significant judgments, estimates, and assumptions used in preparing these unaudited condensed interim consolidated financial statements are consistent with those described in Note 5 and Note 3 of the 2025 Annual Financial Statements.
Application of New and Revised Accounting Standards
Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)
IFRS 9 and 7 have been amended to provide additional guidance regarding the recognition of a financial liability settled through electronic transfer, and for the classification of certain financial assets. Further, the amendments introduce new disclosure requirements related to investments in equity instruments designated at FVOCI. The amendments are effective for financial statements beginning on January 1, 2026. These amendments did not have a material impact on the Company.
Accounting Standards Issued but Not Yet Applied
Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 has been issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, mainly the income statement where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for financial statements beginning on January 1, 2027, and requires retrospective application. The Company is currently assessing the impact of this standard.
There are no other standards or amendments or interpretations to existing standards issued but not yet effective that are expected to have a material impact on the Company.

15. Disclosure and Internal Control Procedures
Management is responsible for establishing and maintaining effective internal control over financial reporting and disclosure controls and procedures as defined in our 2025 annual MD&A.
The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to provide reasonable assurance that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company.
Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk

INTEGRA RESOURCES CORP.	18

Management Discussion and Analysis
For the three months ended March 31, 2026 and 2025 (All amounts are in USD with tabular amounts in thousands of USD)
that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal control over financial reporting and disclosure controls and procedures during the three months ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
The Company's management, at the direction of the CEO and CFO, will continue to assess the effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures, and may make modifications if required.

INTEGRA RESOURCES CORP.	19